24-10145

OMB APPROVAL	
OMB Number:	3235-0286
Expires:	November 30, 2004
Estimated average burden	
[redacted]	

06028078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

NELSON LEE KEYTON JR LLC.
(Exact name of issuer as specified in its charter)

Mississippi - Virginia - North Carolina
(State or other jurisdiction of incorporation or organization)

3621 Bohon St. NE. Roanoke, Va. 24012 Phone: 540-366-5774
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

3621 Bohon St. NE Roanoke, Va. 24012 Phone: 540-366-5774
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1150	22-3920196
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. N/A

(2) Any engineering, management or similar report referenced in the offering circular. N/A

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement. N/A

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; Nelson Lee Keyton JR. - 3621 Bohon St. N.E. Roanoke, Va. 24012
TRENDA ANDERSON - 1806 PARKLINE AV. PGH. Pittsburg, PENNSYLVANIA 15227

(b) the issuer's officers;
SAME AS Above

(c) the issuer's general partners;
504 BANK INC. 3127 Fite Circle Suite D - RANCho Cordova CA. 95827

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
① Nelson Lee Keyton JR. ② 504 BANK

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
① Nelson Lee Keyton JR.

(f) promoters of the issuer;
N/A

(g) affiliates of the issuer;
N/A

(h) counsel to the issuer with respect to the proposed offering;
Nelson Lee Keyton JR. - Attorney-IN-Fact.

(i) each underwriter with respect to the proposed offering;
N/A

(j) the underwriter's directors;
N/A

(k) the underwriter's officers;
N/A

(l) the underwriter's general partners; and
N/A

(m) counsel to the underwriter.
N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. N/A

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. TRUE

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
All US. And Foreign

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
N/A

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: N/A

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

NELSON LEE KEYTON JR. LLC.

(Exact name of Company as set forth in Charter)

Type of securities offered: COMMON STOCK
Maximum number of securities offered: 5,000,000
Minimum number of securities offered: 2,750,000
Price per security: $ 1.00
Total proceeds: If maximum sold: $ 5000,000 If minimum sold: $ 2,750,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [✓] No

If yes, what percent is commission of price to public? N/A %

Is there other compensation to selling agent(s)? [ ] Yes [✓] No

Is there a finder's fee or similar payment to any person? [ ] Yes [✓] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [✓] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [✓] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [✓] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [✓] Has never conducted operations.
- [✓] Is in the development stage.
- [ ] Is currently conducting operations.
- [ ] Has shown a profit in the last fiscal year.
- [ ] Other (Specify):
  (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
Ms.	20040143266K	5-6-2005

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 21 pages.

THE COMPANY

1. Exact corporate name: NELSON LEE KEYTON JR. LLC.

   State and date of incorporation: MS. - 7-30-2004

   Street address of principal office: 3621 Bohon St. NE. Roanoke, Va. 24012

   Company Telephone Number: (540) 366-5774

   Fiscal year: JAN. 1 - Dec. 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Nelson Lee Keyton Jr.

   Telephone Number (if different from above): ( ) ______

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) No Risk - Stock proceeds used only for extraction of proven reserves.

(2) __________

(3) __________

(4) __________

(5) __________

(6) __________

(7) __________

(8) __________

(9) __________

(10) __________

(11) __________

(12) __________

(13) __________

(14) __________

(15) __________

(16) __________

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions wheredetails of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered. Coal - Oil - Natural Gas - Extraction for sale to public or as per contract to various coal and gas companies.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts. Produced by RoyAlty Agreemt. or mining within Fiscal years 2005-2006. Correspondence with Consol Coal.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Coal Industry - trending upward price mobility - VA. & W.VA.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition. ① Noncompetitive - ② price range $35-50 ton - Fixed - ③ Huge demand for oil and coal products worldwide.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts. per RoyAlty Agreement and Extraction Activity. Set contract price on proven Reserves.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ___/___/___ $ N/A
(a recent date)

As of ___/___/___ $ N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees. ① Present Employees 2-Admin. ② Future Employees - 2-21 - Admin. & operations. ③ No Collective bargaining Agreements.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise. Real Estate mining Rights owned wholly - No material Expense outlays - preowned

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

N/A

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company. N/A

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain. N/A

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly). COMPANY ORGANIZED TO EXTRACT COAL & OIL deposits - PARTNERSHIP AGREEMENT 504 BANK.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	ROYALTY EXTRACTION	CONTRACT Begin operation	2-16 MONTHS
(2)			
(3)			
(4)			
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

None Forseeable

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $ N/A ($ ________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $ 2,500,000 ($ .50 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) ① 3-25-05 - 1,250,000 SHARES - 504 BANK - NO RELATION STOCK SWAP. ② 4-1-05 - 1,500,000 - NELSON LEE KEYTON JR. - MINING CLAIM - PRESIDENT - 1,500,000 SHARES

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 49 %
   If the minimum is sold: 49 %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

   If the maximum is sold: 5 mil. *
   If the minimum is sold: 2.75 mil. *

   * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ N/A.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ 2,750,000	$ 5,000,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	0	0
Copying & Advertising	0	0
Other (Specify):	0	0
None		
Net Proceeds from Offering		
Use of Net Proceeds		
Extraction		
Salaries	$ 2,750,000	$ 5,000,000
Acquisition Land & Mineral Rights		
Equipment	$ 2,750,000	$ 5,000,000
Total Use of Net Proceeds		
	$ 2,750,000	$ 5,000,000
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

N/A

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. NONE

N/A

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

YES

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated. N/A

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	5/6/08 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate __%)	$	$	$
Long-term debt (average interest rate __%)	$	$	$
Total debt	$	$	$
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
	$	$	$
	$	$	$
	$	$	$
Common stock — par or stated value	$	$2,750,000	$5,000,000
Additional paid in capital	$	$	$
Retained earnings (deficit)	$	$	$
Total stockholders equity (deficit)	$	$2,750,000	$2,750,000
Total Capitalization	$	$	$
	$	$2,750,000	$5,000,000

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
N/A		$
		$
		$

Number of common shares authorized: 5,000,000 shares. Par or stated value per share, if any: $ 1.00

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: N/A shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[✓] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[ ] Other: ____________

15. These securities have:

Yes	No	
[✓]	[ ]	Cumulative voting rights
[ ]	[ ]	Other special voting rights
[ ]	[ ]	Preemptive rights to purchase in new issues of shares
[ ]	[ ]	Preference as to dividends or interest
[ ]	[ ]	Preference upon liquidation
[ ]	[ ]	Other special rights or preferences (specify): ____________

Explain:

16. Are the securities convertible? [ ] Yes [✓] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe: N/A

(2) What is the maturity date? ___/___/___
If serial maturity dates, describe: N/A

(3) Is there a mandatory sinking fund? [ ] Yes [✓] No
Describe: N/A

(4) Is there a trust indenture? N/A [ ] Yes [✓] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? N/A [ ] Yes [✓] No
Describe, including redemption prices: ____________

(6) Are the securities collateralized by real or personal property? N/A [ ] Yes [✓] No Describe: ____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ N/A

How much indebtedness is junior (subordinated) to the securities? $ N/A

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. N/A

		Last Fiscal Year		
		Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges"	=	N/A		
If no earnings show "Fixed Charges" only				

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: 1/10 of Net proceeds disbursed as dividend one of 1st 3 years of operation.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name:	N/A	Name:	
Address:		Address:	
Telephone No.:	( )	Telephone No.:	( )

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Nelson Lee Keyton Jr.	Name:	
Address:	3621 Bohon St. NE. Roanoke, Va. 24012	Address:	
Telephone No.:	(540) 366-5774	Telephone No.:	( )

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: N/A

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [✓] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: N/A

Will interest on proceeds during escrow period be paid to investors? N/A [ ] Yes [✓] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: N/A

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President - COO

Name: Nelson Lee Keyton Jr. Age: 41

Office Street Address: 3621 Bohon St. NE. Roanoke, Va. 24012 Telephone No.: (540) 366-5774

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
2000-01-Walmart Manager-2001-05 Federal Medical Center-Chapel Assistant-2005-Mcdonalds-Maintenance

Education (degrees, schools, and dates):
Northside 1976 - Mosley Flint School of Real Estate - Vance Granville - Economic Business Law

Also a Director of the Company [✓] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

30. Chief Operating Officer: Title: Same as Above

Name: ______ Age: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [✓] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

31. Chief Financial Officer: Title: SAME AS Above

Name: ______ Age: ______

Office Street Address: Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: Trenda Anderson Age: 41

Title: Secretary - Treasurer

Office Street Address: 1806 Parkline Av. PGH. Pennsylvania Telephone No.: (412) 819-0606

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. 2000-05 - Prudential Real Estate - Secretary - Rental Agent

Education (degrees, schools, and dates): Northside 1982 - Paralegal - College

Also a Director of the Company [ ] Yes [✓] No

Indicate amount of time to be spent on Company matters if less than full time: 20-40 hrs wk.

(B) Name: N/A Age: ______

Title: ______

Office Street Address: Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: N/A If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: N/A Age: ______

Title: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: N/A Age: ______

Title: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: N/A Age: ______

Title: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[√] Yes [ ] No Explain: President - B.J. Hughes - oil Company

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
N/A - None

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. President 1977- management of Convienee store.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name:					
① Nelson L. Keyton JR	$1.00	1,500,000	30	1,500,000	30
② 504 BANK	$1.00	1,250,000	25	1,250,000	25

Office Street Address:
① 3621 Bohon St. NE. Roanoke, Va. 24012
② 3127 Fite Circle Suite 0 - Rancho Cordova, CA. 95827

① Telephone No. (540) 366-5774
② 916-855-5450
Principal occupation: ① MAINTENANCE
② Stock Swap fund - IPO

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 1,500,000 shares (30 % of total outstanding)
After offering: a) Assuming minimum securities sold: 1,500,000 shares (53 % of total outstanding)
b) Assuming maximum securities sold: 1,500,000 shares (30 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

* No. of Shares Now Held - Result of Mining Claim Exchange

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. President - Nelson Lee Keyton Jr. - Brother
Secretary - Trenda Anderson - Sister

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.
President - Stock Swap 1,500,000 shares exchange for mining interests.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ N/A	$
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:		
Others:		
Total:	$	$
Directors as a group (number of persons__)	$	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe: N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 25000 shares (.005 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: Compensation

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______ shares. N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. None

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: N/A

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. N/A

Name of Tax Advisor: ____________________
Address: ____________________
Telephone No. ( )___ - ________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Start up-N/A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

N/A

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

N/A

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately _____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

50. Foreign sales as a percent of total sales for last fiscal year: _____%. Domestic government sales as a percent of total domestic sales for last fiscal year: _____%. Explain the nature of these sales, including any anticipated changes:

N/A